EMBRAER- EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

MARKET ANNOUNCEMENT

EXPLANATION REGARDING NEW PROJECTS

São José dos Campos, November 5, 2008 - With reference to statements attributed its Executive Vice-President, Finance and CFO, Antonio Luiz Pizarro Manso, during the conference telephone call for presenting the results of the third quarter of 2008, held on November 4, Embraer publicly clarifies that, at the present time, it is not seeking to associate with any other aircraft manufacturer in the world, neither does it have a project for developing large airplanes.

Market trends for commercial jets have been constantly monitored by Embraer, which always seeks placement opportunities for its current product line. Furthermore, the Company has an engineering department devoted to preliminary studies of new programs and pre-competitive technological development.

According to the Company’s strategic vision, as established and approved by the Board of Administration, initiatives for associating with other companies or for launching products could be considered, based on a thorough study of possible scenarios, and they would be promptly announced to the market.

São José dos Campos, November 5, 2008

Antonio Luiz Pizarro Manso
Executive Vice-President & CFO